March 4, 2009

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Newfoundland and Labrador Department of Government Services,
Consumer and Commercial Affairs Branch
Prince Edward Island Securities Office
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Northwest Territories Registrar of Securities
Yukon Territory Registrar of Securities

RE:	Great Basin Gold Ltd. (the “Corporation”) Consent under NI 43-101

Pursuant to National Instrument 43-101, I, Phil Bentley, Pr. Sci. Nat. SACNASP, consent to

1.	the public filing of the technical reports below (the “Reports”),

2.

extracts from, or a summary of, the Reports in the written disclosure contained in the Corporation’s final short form prospectus dated March 4, 2009 (the “Final Short Form Prospectus”) and in the Corporation’s news release dated June 18, 2008 with respect to the disclosure of new resources on the Corporation’s Hollister property in Nevada, USA and the Corporation’s new release dated February 19, 2008 with respect to the disclosure of new resources on the Corporation’s Burnstone property in the Mpumalanga Province of South Africa (collectively, the “News Releases”):

Revised Technical Report Update of the June 21, 2007 Technical Report (Optimized Feasibility Study), Inclusive of Updated Mineral Resource and Reserve Estimates for the Burnstone Gold Project dated February 27, 2009; and

Revised Technical Report on the Mineral Resources and Reserves at Hollister Development Block Gold Project, dated February 27, 2009.

I confirm that I have read the Final Short Form Prospectus and the News Releases and that they fairly and accurately represent the information in the Reports and News Releases that supports the disclosure.

Sincerely,

/s/ P. Bentley

Phil Bentley, Pr. Sci. Nat. SACNASP